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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                    Orient Star Holdings LLC ("Orient Star")
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                              1000 Louisiana Street
--------------------------------------------------------------------------------
                                    (Street)

                                Houston, TX 77002
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     OfficeMax, Inc. (OMX)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     April/2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             4/2/2002        S                50,000     D     5.7000    12,170,000        D
("OfficeMax Shares")
------------------------------------------------------------------------------------------------------------------------------------
OfficeMax Shares                       4/3/2002        S               350,000     D     5.9137    12,170,000        D
------------------------------------------------------------------------------------------------------------------------------------
OfficeMax Shares                       4/4/2002        S                30,800     D     5.8627    12,170,000        D
------------------------------------------------------------------------------------------------------------------------------------
OfficeMax Shares                       4/5/2002        S               100,000     D     5.8415    12,170,000        D
------------------------------------------------------------------------------------------------------------------------------------
OfficeMax Shares                       4/8/2002        S                59,200     D     5.5846    12,170,000        D
------------------------------------------------------------------------------------------------------------------------------------
OfficeMax Shares                      4/10/2002        S               150,000     D     5.8060    12,170,000        D
------------------------------------------------------------------------------------------------------------------------------------
OfficeMax Shares                      4/11/2002        S             1,100,000     D     6.1317    12,170,000        D
------------------------------------------------------------------------------------------------------------------------------------
OfficeMax Shares                      4/12/2002        S                10,000     D     6.4186    12,170,000        D
------------------------------------------------------------------------------------------------------------------------------------
OfficeMax Shares                      4/15/2002        S               100,000     D     6.7303    12,170,000        D
------------------------------------------------------------------------------------------------------------------------------------
OfficeMax Shares                      4/16/2002        S               200,000     D     6.9150    12,170,000        D
------------------------------------------------------------------------------------------------------------------------------------
OfficeMax Shares                      4/17/2002        S               100,000     D     7.0340    12,170,000        D
------------------------------------------------------------------------------------------------------------------------------------
OfficeMax Shares                      4/18/2002        S               480,000     D     7.0540    12,170,000        D
------------------------------------------------------------------------------------------------------------------------------------

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses: See attached Exhibit to Form 4, which is hereby incorporated herein by reference.


                                Exhibit to Form 4
                                -----------------

Name and Address of Additional Reporting Persons:
------------------------------------------------

Inmobiliaria Carso, S.A. de C.V. ("Inmobiliaria") with the following address:

         Insurgentes Sur #3500, PB-4
         Colonia Pena Pobre
         14060 Mexico D.F.
         Mexico

Mr. Carlos Slim Helu, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. Maria Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit and Ms. Johanna Monique Slim Domit (collectively, the "Slim Family"), each with the following address:

         Paseo de Las Palmas #736
         Colonia Lomas de Chapultepec
         11000 Mexico D.F.
         Mexico

Explanation of Responses:
------------------------

During the month of April, Inmobiliaria did not effect any transactions with respect to the securities of OfficeMax, Inc. that are subject to Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of April 30, 2002, Inmobiliaria had indirect beneficial ownership of the 12,170,000 OfficeMax Shares then directly owned by its wholly-owned subsidiary, Orient Star.

During the month of April, the Slim Family did not effect any transactions with respect to the securities of OfficeMax, Inc. that are subject to Section 16 of the Exchange Act. The Slim Family beneficially owns all of the outstanding voting and equity securities of Inmobiliaria, and therefore each member of the Slim Family may be deemed to have indirect beneficial ownership of the 12,170,000 OfficeMax Shares then beneficially owned indirectly by Inmobiliaria and owned directly by Orient Star.

                                 Signature Page



         --------------------------------
         Carlos Slim Helu

         --------------------------------
         Carlos Slim Domit                      By: /s/ Eduardo Valdes Acra
                                                    ------------------------
         --------------------------------           Eduardo Valdes Acra*
         Marco Antonio Slim Domit                   Attorney-in-Fact
                                                    May 10, 2002
         --------------------------------
         Patrick Slim Domit

         --------------------------------
         Maria Soumaya Slim Domit

         --------------------------------
         Vanessa Paola Slim Domit

         --------------------------------
         Johanna Monique Slim Domit


         INMOBILIARIA CARSO, S.A. DE C.V.

         --------------------------------
         By: Alejandro Escoto
         Title: Attorney-in-Fact

         ORIENT STAR HOLDINGS LLC

         --------------------------------
         By: James M. Nakfoor
         Title: Manager


* See the Powers of Attorney dated January 14, 2000 and the Joint Filing Agreement dated January 18, 2000, each filed as exhibits to the Schedule 13G filed by Orient Star, Inmobiliaria and the members of the Slim Family with the U.S. Securities and Exchange Commission on May 19, 2000, which are hereby incorporated herein by reference.